UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Kymera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

501575104

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,206,616 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,206,616 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,206,616 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 550,425 Shares underlying certain Pre-Funded Warrants (as defined in Item 3). The Pre-Funded Warrants are subject to the Warrants Blocker (as defined in Item 5).

2

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,206,616 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,206,616 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,206,616 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 550,425 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

3

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,223,020 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,223,020 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,223,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 118,945 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

4

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,223,020 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,223,020 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,223,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 118,945 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

5

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,632
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,632
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,429,636 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,429,636 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,429,636 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 669,370 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

8

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,831,171 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,831,171 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,831,171 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 669,370 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

9

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,831,171 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,831,171 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,831,171 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 669,370 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

10

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,831,171 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,831,171 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,831,171 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 669,370 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Warrants Blocker.

11

CUSIP No. 501575104

1	NAME OF REPORTING PERSON

GORJAN HRUSTANOVIC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,190
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,190
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 501575104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 2,656,191 Shares directly beneficially owned by BVF is approximately $57,393,095, including brokerage commissions. The aggregate purchase price of the 550,425 pre-funded warrants (the “Pre-Funded Warrants”) owned by BVF, which BVF acquired in the Issuer’s public offering priced on January 5, 2024 (the “Offering”), is approximately $13,898,176.

The aggregate purchase price of the 2,104,075 Shares directly beneficially owned by BVF2 is approximately $44,181,738, including brokerage commissions. The aggregate purchase price of the 375,856 Pre-Funded Warrants owned by BVF2, which BVF2 acquired in the Offering, is approximately $9,490,326.

The aggregate purchase price of the 294,632 Shares directly beneficially owned by Trading Fund OS is approximately $5,346,778, including brokerage commissions. The aggregate purchase price of the 52,733 Pre-Funded Warrants owned by Trading Fund OS, which Trading Fund OS acquired in the Offering, is approximately $1,331,503.

The aggregate purchase price of the 106,903 Shares held in the Partners Managed Account is approximately $1,876,596, including brokerage commissions. The aggregate purchase price of the 11,085 Pre-Funded Warrants held in the Partners Managed Account, which the Partners Managed Account acquired in the Offering, is approximately $279,895.

Stock options held by Mr. Hrustanovic referencing 40,127 Shares, 20,063 Shares, 12,000 Shares and 12,000 Shares, 72,190 Shares of which Mr. Hrustanovic may be deemed to beneficially own, were awarded to him on August 20, 2020, June 16, 2021, June 15, 2022 and June 15, 2023, respectively, for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 57,700,734 Shares outstanding as of January 9, 2024, which is the total number of Shares outstanding following the closing of the Offering as reported in the Issuer’s prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission on January 5, 2024 (the “Prospectus Supplement”), and (ii) certain or all of the 669,370 Shares underlying the Pre-Funded Warrants held by the Reporting Persons that are currently exercisable, as applicable.

13

CUSIP No. 501575104

As of the date hereof, (i) BVF beneficially owned 3,206,616 Shares, including 550,425 Shares underlying 550,425 Pre-Funded Warrants held by it that are currently exercisable, representing percentage ownership of approximately 5.5% of the Shares outstanding, (ii) BVF2 beneficially owned 2,223,020 Shares, including 118,945 Shares underlying 118,945 Pre-Funded Warrants held by it that are currently exercisable and excluding 256,911 Shares underlying 256,911 Pre-Funded Warrants held by it that are not exercisable due to the Warrants Blocker (as defined below), representing percentage ownership of approximately 3.8% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 294,632 Shares, excluding 52,733 Shares underlying 52,733 Pre-Funded Warrants held by it that are not exercisable due to the Warrants Blocker, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 106,903 Shares were held in the Partners Managed Account, excluding 11,085 Shares underlying 11,085 Pre-Funded Warrants held by it that are not exercisable due to the Warrants Blocker, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 3,206,616 Shares beneficially owned by BVF, representing percentage ownership of approximately 5.5% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,223,020 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.8% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 294,632 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 5,429,636 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.3% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 5,831,171 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing approximately 9.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,831,171 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 5,831,171 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

As of the date hereof, the Reporting Persons, together with the Partners Managed Account, hold an aggregate of 990,099 Pre-Funded Warrants, which are exercisable into an aggregate of 990,099 Shares. The Pre-Funded Warrants are exercisable at any time at an exercise price of $0.0001 per Share and do not expire. The Reporting Persons will not be entitled to exercise any portion of any Pre-Funded Warrant held by them and the Partners Managed Account that, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by the Reporting Persons (together with their attribution affiliates (as defined in the Prospectus Supplement)) to exceed 9.99% of the number of Shares that would be outstanding immediately after giving effect to the exercise (the “Warrants Blocker”). As of the date hereof, the Warrants Blocker limits the exercise of the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account to 669,370 of the 990,099 Pre-Funded Warrants held in the aggregate by them, as set forth above.

14

CUSIP No. 501575104

In addition, if the exercise of a Pre-Funded Warrant would result in a holder of Pre-Funded Warrants (together with its attribution affiliates) acquiring beneficial ownership of Shares (together with all other equity owned by such holder at such time) equal to or in excess of the notification threshold (the “HSR Threshold”) applicable to the holder under the Hart-Scott-Rodino Act (the “HSR Act”) as of the date of delivery of the applicable exercise notice, and no exemption to filing a notice and report form under the HSR Act is applicable, then only such portion of the Pre-Funded Warrants held by such holder, which when exercised does not exceed the HSR Threshold, shall be exercisable and the applicable exercise notice shall be deemed to relate only to such portion of the Pre-Funded Warrants, and the remaining portion of the Pre-Funded Warrants in excess of the HSR Threshold shall not be exercisable until the expiration or early termination of the applicable waiting period under the HSR Act or receipt of applicable approval.

As of the date hereof, Mr. Hrustanovic beneficially owned 72,190 Shares underlying certain stock options which have vested or will vest within 60 days hereof, excluding 12,000 Shares underlying certain stock options which have not vested and will not vest within 60 days hereof, representing percentage ownership of less than 1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and held in the Partners Managed Account. Mr. Hrustanovic has the sole power to vote and dispose of the Shares beneficially owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Stock options referencing 12,000 Shares were awarded to Mr. Hrustanovic on June 15, 2023 for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Mr. Hrustanovic, Mr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners. Such stock options shall vest in full upon the earlier to occur of (i) June 15, 2024 and (ii) the date of the next annual meeting of the Issuer's stockholders.

15

CUSIP No. 501575104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Gorjan Hrustanovic
	Mark N. Lampert	GORJAN HRUSTANOVIC
President

16

CUSIP No. 501575104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

BIOTECHNOLOGY VALUE FUND, L.P.

Pre-Funded Warrants	550,425	25.2499	01/05/2024

BIOTECHNOLOGY VALUE FUND II, L.P.

Pre-Funded Warrants	375,856	25.2499	01/05/2024

BIOTECHNOLOGY VALUE TRADING FUND OS LP

Pre-Funded Warrants	52,733	25.2499	01/05/2024

BVF PARTNERS L.P.
(Through the Partners Managed Account)

Pre-Funded Warrants	11,085	25.2499	01/05/2024